

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

Via E-Mail
Michelle Mercier
Chief Financial Officer and Director
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, CA 90020

> **Re: Umax Group Corp.**
> **Item 4.02 Form 8-K**
> **Filed January 27, 2014**
> **File No. 333-174334**

Dear Ms. Mercier:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed January 27, 2014

1. As it appears you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on an interim review related to your previously issued financial statements, please perform the following as required by Item 4.02(c) of Form 8-K:

    - provide your independent accountant with a copy of the disclosures you are making in response to Item 4.02 of Form 8-K no later than the day the disclosures are filed;

    - request your independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 of Form 8-K and, if not, stating the respects in which it does not agree;

- amend your Form 8-K to include your independent accountant's letter as an exhibit to your Form 8-K no later than two business days after your receipt of the letter; and

- tell us when you provided a copy of this Form 8-K to your accountants and when you expect to amend your filing to provide the letter from your accountants.

2. You make reference to your auditor having been unable to complete its review in accordance with generally accepted auditing standards ("GAAS") due to not being provided with revised interim financial statements. Please confirm to us that your auditor's review has or will be conducted in accordance with the standards of the PCAOB, and when you amend your Form 8-K as requested above, please revise your filing to clarify this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief